Securities and Exchange Commission
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of l934

Tappan Zee Financial, Inc.
________________________________________________________________
                  (Name of Issuer)
Common Stock, $.01 par value
________________________________________________________________
                  (Title of Class of Securities)

876067109
_______________________________________________________________
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

____________________July 18, 1996______________________________
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of l934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 876067109


_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-276-3164
_________________________________________________________________2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

     WC
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_________________________________________________________________
                    7.   SOLE VOTING POWER - 145,600
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 145,600
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   145,600

_________________________________________________________________12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.21%
_________________________________________________________________14.  TYPE OF
REPORTING PERSON*
     PN
_________________________________________________________________



Item. 1   Security and Issuer.

This statement relates to Common Stock, $.01 par value (the
"Common Stock") of Tappen Zee Financial, Inc., a Delaware
Corporation (the "Company"). The address of the principal executive offices of the Company is 75 North Broadway, Tarrytown, New York, 10591-0187.

Item 2.   Identity and Background

(a) This statement is filed by Gould Investors L.P. a limited partnership organized under Delaware law (the "Partnership"). The general partners of the Partnership are Fredric H. Gould ("Gould"), Marshall Rose ("Rose") and Georgetown Partners, Inc., a Delaware corporation ("Georgetown").

(b) The address of the Partnership's principal business and principal office is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021. The business address of Gould and Georgetown is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021. The business address of Rose is 667 Madison Avenue, New York, New York 10021.

(c) The Partnership is engaged in the real estate business;
it owns and operates and participates in the ownership and operation of income producing properties. The Partnership also invests in equity securities of other entities.

Item 2 information with respect to the individual general partners of the Partnership and the officers and directors of Georgetown is set forth on Attachment A, which is incorporated herein by reference.

(d)-(e) During the last five years neither the Partnership, Gould, Rose nor Georgetown has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(f) Gould and Rose are citizens of the United States of America.
The Partnership and Georgetown are organized under Delaware Law.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, the Partnership has purchased a total of 145,600 shares of Common Stock of the Company at an aggregate cost of $1,793,599.69. The funds used to make these purchases came from the Partnership's working capital. The Partnership has a $5,000,000 availability under a margin account maintained by the Partnership with the SmithBarney. As of the date hereof $3,470,000 is outstanding under the credit facility. The Partnership will borrow up to an additional $555,000 to pay for shares of the Company purchased on July 24, 1996 (see Item 5 hereof).

Item 4.   Purpose of the Transaction

The Partnership has acquired the shares of the Company as an investment. The Partnership, subject to availability at prices deemed favorable by the Partnership and the Partnership's continuing evaluation of the Company, may purchase additional shares of the Company's Common Stock in the open market or in privately negotiated transactions. The Partnership intends to limit its ownership of shares of the Company to 9.9% of the Company's outstanding shares of Common Stock. The Partnership may also in the future determine to sell all or a portion of the shares of Common Stock owned by it.

Except as described in this Statement, the Partnership does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional shares of Common Stock of the Company or the disposition of any shares of Common Stock of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person;
(h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)4 of the Securities Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a) The Partnership owns, as of this date, 145,600 shares of Common Stock of the Company, constituting approximately
9.21% of the 1,580,062 shares of Common Stock outstanding (as set forth in the Company's proxy statement for the 1996 Annual
Meeting of Shareholders).

(b) The Partnership has sole voting and dispositive power with respect to the 145,600 shares of Common Stock it beneficially owns.

(c) The following table sets forth transactions in Common Stock of the Company effected by the Partnership sixty (60) days prior to the event requiring the filing of this Statement. The shares purchased were open market purchases in the over-the-counter market.

Date of Purchase         Number of Shares         Price per Share
     5/17/96                  2,700                    12.063
     5/20/96                  1,300                    12.125
     6/06/96                  2,300                    12.063
     6/13/96                  1,500                    12.000
     6/18/96                  1,000                    12.0625
     6/25/96                  3,000                    11.875
     6/26/96                  1,100                    11.875
     7/08/96                  1,200                    11.750
     7/12/96                  6,000                    11.750
     7/18/96                  5,000                    12.00
     7/18/96                 11,000                    11.95
     7/18/96                  5,000                    12.125
     7/23/96                  7,500                    12.50
     7/24/96                 42,500                    13.00

Except as set forth herein, neither the Partnership nor any of the General Partners (i) owns or has any right to acquire, directly or indirectly, any shares of Common Stock of the Company; or (ii) has in the past sixty days effected any transactions in shares of Common Stock of the Company.
          (d)  Not applicable
          (e)  Not applicable

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons listed in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be filed as Exhibits.

          None.

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 1996


                             GOULD INVESTORS L.P.
                             BY GEORGETOWN PARTNERS, INC.
                                   MANAGING GENERAL PARTNER



                          By s/
                           Simeon Brinberg, Senior Vice President

                           ATTACHMENT A


Item 2.  Identity and Background


               General Partners of Gould Investors, L.P.

Name                     Position            Principal Occupation
                                                  and Address

Fredric H. Gould         General Partner     General Partner of
                                             Gould Investors,
                                             L.P. ("Partnership")
                                             and Vice Chairman of
                                             Georgetown Partners,
                                             Inc. ("Georgetown");
                                             Chairman of the
                                             Board and Chief
                                             Executive Officer of
                                             BRT Realty Trust
                                             ("BRT");Chairman of
                                             the Board of One
                                             Liberty Properties,
                                             Inc. ("One
                                             Liberty"); President
                                             of REIT; Management
                                             Corp. advisor to BRT
                                             ("REIT") Real Estate
                                             Investor all located
                                             at 60 Cutter Mill
                                             Road, Great Neck, NY
                                             11021.

Marshall Rose            General Partner     General Partner of
                                             the Partnership;
                                             Chairman of the
                                             Board of Georgetown;
                                             Vice Chairman of the
                                             Board of One
                                             Liberty; all located
                                             at 60 Cutter Mill
                                             Road, Great Neck, NY
                                             11021; President of
                                             Georgetown Equities,
                                             Inc. located at 667
                                             Madison Avenue, New
                                             York, NY; Real
                                             Estate Investor and
                                             Consultant.

Executive Officers of Georgetown Partners, Inc. -
Managing General Partner

Name                     Position            Principal Occupation
                                                  and Address

Marshall Rose            Chairman of         See Above
                         the Board

Fredric H. Gould*        Vice Chairman       See Above
                         of the Board

Matthew Gould            President           President of

                                             Georgetown;
                                             President of One
                                             Liberty; Vice
                                             President of REIT,
                                             all located at 60
                                             Cutter Mill Road,
                                             Great Neck, NY
                                             11021.

Jeffrey Gould            Vice President      President of BRT;
                                             Vice President of
                                             One Liberty; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY 11021.

Israel Rosenzweig        Senior Vice         Executive Vice
                         President           President of Bankers
                                             Federal Savings,
                                             FSB, 110 William
                                             Street, New York, NY
                                             10038; Senior Vice
                                             President of
                                             Georgetown, 60
                                             Cutter Mill Road,
                                             Great Neck, NY
                                             11021.

Simeon Brinberg          Senior Vice         Senior Vice
                         President and       President and
                         Secretary           Secretary of BRT;
                                             Vice President of
                                             One Liberty; Senior
                                             Vice President of
                                             Georgetown; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY 11021.

*Sole shareholder of Georgetown
David Kalish             Vice President and  Vice President and
                         Chief Financial     Chief Financial
                         Officer             Officer of BRT, One
                                             Liberty, Georgetown
                                             and REIT; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY 11021.

Mark Lundy               Vice President      Vice President of
                                             BRT and Georgetown;
                                             Secretary of One
                                             Liberty; all located
                                             at 60 Cutter Mill
                                             Road, Great Neck, NY
                                             11021.

Seth Kobay               Vice President      Vice President and
                                             Treasurer of BRT and
                                             One Liberty; Vice
                                             President of
                                             Georgetown; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY 11021.

Karen Dunleavy           Treasurer           Vice President,
                                             Financial, One
                                             Liberty; Treasurer,
                                             Georgetown; all
                                             located at 60 Cutter
                                             Mill Road, Great
                                             Neck, NY 11021.